UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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08029978

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 29 2008

Washington, DC

SEC FILE NUMBER
8 – 23416

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

KELLOGG CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 BROADWAY, 4TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JANICE PARISE (212) 607-5027
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 27 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26/08

OATH OR AFFIRMATION

I, JANICE PARISE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KELLOGG CAPITAL GROUP, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIE LOSSMANN
NOTARY PUBLIC, STATE OF NEW YORK
No. 01LO6134871
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES OCT. 11, 2009

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KELLOGG CAPITAL GROUP, LLC

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

John Fulvio, CPA
Susan E. Van Velson, CPA
Christian Tiriolo, CPA
Kenneth S. Werner, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

SEC Mail Processing Section

FEB 29 2008

Washington, DC
110

To the Members of
Kellogg Capital Group, LLC:

We have audited the accompanying consolidated statement of financial condition of Kellogg Capital Group, LLC (the "Company") as of December 31, 2007. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Kellogg Capital Group, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
February 12, 2008

KELLOGG CAPITAL GROUP, LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 2,166,232
Receivable from clearing brokers	2,912,878
Commissions receivable	669,775
Securities owned:	
Marketable, at market value	576,587,556
Not readily marketable, at estimated fair value	11,965,935
Accrued interest and dividends receivable	735,186
Secured demand note collateral, at face value (fair market value of collateral - $157,757,758)	68,000,000
Equipment, computers and leasehold improvements (net of accumulated depreciation and amortization of $1,850,328)	575,370
Other assets	5,978,089
TOTAL ASSETS	$ 669,591,021

LIABILITIES AND MEMBERS' CAPITAL

Payable to clearing brokers	$ 352,982,962
Securities sold, but not yet purchased, at market value	192,380,020
Accrued discretionary liabilities	2,354,793
Accrued expenses and other liabilities	2,266,757
Accrued interest on subordinated notes	4,965,377
TOTAL LIABILITIES	554,949,909
Liabilities subordinated to the claims of general creditors	68,000,000
Members' capital	46,641,112
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 669,591,021

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Kellogg Capital Group, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA") and the American Stock Exchange, LLC (the "AMEX"). The Company is also registered as a specialist on the AMEX for 410 listed equities. During 2007, the Company sold its AMEX option specialist business.

On September 1, 2003 the Company formed a subsidiary, Kellogg Partners Institutional Services, LLC (the “Subsidiary”) that provides execution services for institutional customers on the floor of the NYSE and through riskless principal transactions for listed and over-the-counter traded securities.

b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased, are valued at market. All resulting gains and losses are included in members' capital. The fair value estimate of the Company’s securities owned, not readily marketable, is based on the cost of the securities, since the operations of the investments have not commenced or the investments have not reported performance.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices that may differ from the market value reflected on the statement of financial condition. In many cases, the Company limits its risk by holding offsetting security or option positions.

c) Depreciation and Amortization

Equipment and computers are carried at cost, and are depreciated using the straight-line method over their estimated useful lives.

d) Income Taxes

No provision for federal or state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax (“UBT”). The Company reports all items of income or loss from the Subsidiary along with its income tax returns.

e) Principles of Consolidation

The consolidated financial statement includes the accounts of the Company and the Subsidiary. All intercompany transactions and accounts have been eliminated.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Use of Estimates

Management uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the consolidated financial statements.

g) Recent Accounting Pronouncement

In September 2006, FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity specific measurement and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company is required to adopt SFAS 157 in the first quarter of 2008. The Company does not expect that the implementation of SFAS 157 will have a material effect on the Company's results of operations or financial position.

NOTE 2 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS

The Company conducts business with its clearing brokers for its own proprietary accounts. The clearing and depository operations for the Company's institutional proprietary transactions are performed by its clearing brokers pursuant to clearing agreements. All securities positions, and the receivable from and payable to the clearing brokers reflected on the consolidated statement of financial condition, are positions carried by and amounts receivable from and payable to these clearing brokers.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital as defined. The Company has elected to use the alternative method permitted by the Rule, which requires the Company to maintain minimum net capital equal to $250,000. At December 31, 2007, the Company had net capital of $38,700,884 which was $38,450,884 in excess of its requirement.

NOTE 4 - PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2007 in the amount of $284,818.

NOTE 5 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has subordinated loans totaling $68,000,000; all of which are secured demand notes and mature as follows:

	Total
Years ending December 31,	
2008	$ 7,000,000
2009	39,000,000
2010	22,000,000
Totals	$ 68,000,000

Three of the SDN's totaling $22,000,000 have a stated rate of 3.0% per annum. Three of the SDN's totaling $9,000,000 have a stated rate of 5.0% per annum. The other $37,000,000 worth of SDN's have floating interest rates.

Subordinated loans pursuant to secured demand note agreements in the amount of $54,000,000 are considered equity subordinations.

These borrowings are subordinated to the claims of general creditors, have been approved by the FINRA and are available in computing adjusted net capital under the SEC net capital requirements. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and FINRA's capital regulations governing the withdrawal of subordinated debt.

NOTE 4 - PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2007 in the amount of $284,818.

NOTE 5 - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has subordinated loans totaling $68,000,000; all of which are secured demand notes and mature as follows:

	Total
Years ending December 31,	
2009	$ 39,000,000
2010	29,000,000
Totals	$ 68,000,000

Three of the SDN's totaling $22,000,000 have a stated rate of 3.0% per annum. Three of the SDN's totaling $9,000,000 have a stated rate of 5.0% per annum. The other $37,000,000 worth of SDN's have floating interest rates.

Subordinated loans pursuant to secured demand note agreements in the amount of $54,000,000 are considered equity subordinations.

These borrowings are subordinated to the claims of general creditors, have been approved by the FINRA and are available in computing adjusted net capital under the SEC net capital requirements. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and FINRA's capital regulations governing the withdrawal of subordinated debt.

END